UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2014

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

Quarterly Report for the Third Quarter of the 145th Fiscal Year filed on February 12, 2014

On February 12, 2014, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the nine months ended December 31, 2013 and the three months ended December 31, 2013.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated January 29, 2014, a copy of which was submitted under cover of Form 6-K on January 30, 2014 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the nine months ended December 31, 2013 and the three months ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 13, 2014	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer
Chief Financial Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

December 31, 2013 and March 31, 2013

	December 31, 2013		March 31, 2013
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents (Note 11)	¥110,890		¥93,620
Time deposits (Note 11)	132		217
Trade notes and accounts receivable, net (Notes 3 and 11)	591,975		606,904
Inventories (Note 4)	728,217		633,647
Deferred income taxes and other current assets (Notes 10, 11 and 12)	171,164		157,668

Total current assets	1,602,378	58.9	1,492,056	59.3

Long-term trade receivables, net (Notes 3 and 11)	251,320	9.2	235,825	9.4

Investments
Investments in and advances to affiliated companies	20,403		19,404
Investment securities (Notes 5, 11 and 12)	69,572		59,279
Other	2,111		2,574

Total investments	92,086	3.4	81,257	3.2

Property, plant and equipment—less accumulated depreciation and amortization of ¥740,534 million at December 31, 2013 and ¥706,297 million at March 31, 2013	645,957	23.7	585,220	23.2

Goodwill	36,124	1.3	34,703	1.4

Other intangible assets — less accumulated amortization	58,798	2.2	58,523	2.3

Deferred income taxes and other assets (Notes 10, 11 and 12)	34,691	1.3	30,273	1.2

	¥2,721,354	100.0	¥2,517,857	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	December 31, 2013		March 31, 2013
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt (Note 11)	¥254,988		¥205,156
Current maturities of long-term debt (Notes 11 and 12)	108,536		130,793
Trade notes, bills and accounts payable (Note 11)	234,886		226,275
Income taxes payable	25,411		33,227
Deferred income taxes and other current liabilities (Notes 10, 11 and 12)	232,384		232,125

Total current liabilities	856,205	31.5	827,576	32.8

Long-term liabilities
Long-term debt (Notes 11 and 12)	341,133		343,814
Liability for pension and retirement benefits	51,598		49,912
Deferred income taxes and other liabilities (Notes 10, 11 and 12)	54,773		43,860

Total long-term liabilities	447,504	16.4	437,586	17.4

Total liabilities	1,303,709	47.9	1,265,162	50.2

Commitments and contingent liabilities (Note 9)

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares
Issued 983,130,260 shares
Outstanding 953,195,700 shares at December 31, 2013 and 952,778,859 shares at March 31, 2013	67,870		67,870
Capital surplus	139,370		138,818
Retained earnings:
Appropriated for legal reserve	39,944		38,230
Unappropriated	1,097,588		1,034,504
Accumulated other comprehensive income (loss) (Notes 5, 6, 10 and 12)	52,021		(43,440)
Treasury stock at cost, 29,934,560 shares at December 31, 2013 and 30,351,401 shares at March 31, 2013	(42,211)		(42,788)

Total Komatsu Ltd. shareholders’ equity	1,354,582	49.8	1,193,194	47.4

Noncontrolling interests	63,063	2.3	59,501	2.4

Total equity	1,417,645	52.1	1,252,695	49.8

	¥2,721,354	100.0	¥2,517,857	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2013 and 2012

Consolidated Statements of Income

	Nine months ended December 31, 2013		Nine months ended December 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥1,389,514	100.0	¥1,350,578	100.0
Cost of sales (Note 10)	991,363	71.3	986,846	73.1
Selling, general and administrative expenses (Note 7)	234,442	16.9	212,663	15.7
Other operating income (expenses), net	1,923	0.1	(578)	(0.0)

Operating income	165,632	11.9	150,491	11.1

Other income (expenses), net
Interest and dividend income	3,060	0.2	3,209	0.2
Interest expense	(6,634)	(0.5)	(6,155)	(0.5)
Other, net (Notes 5, 10 and 12)	8,073	0.6	(1,957)	(0.1)

Total	4,499	0.3	(4,903)	(0.4)
Income before income taxes and equity in earnings of affiliated companies	170,131	12.2	145,588	10.8

Income taxes
Current	42,946		47,039
Deferred	6,588		1,219

Total	49,534	3.6	48,258	3.6

Income before equity in earnings of affiliated companies	120,597	8.7	97,330	7.2
Equity in earnings of affiliated companies	1,633	0.1	1,007	0.1

Net income	122,230	8.8	98,337	7.3

Less: Net income attributable to noncontrolling interests	6,893	0.5	7,241	0.5
Net income attributable to Komatsu Ltd.	¥115,337	8.3	¥91,096	6.7

	Yen
	Nine months ended December 31, 2013		Nine months ended December 31, 2012
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥121.01		¥95.66
Diluted	120.88		95.57
Cash dividends per share (Note 14)	53.00		45.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31, 2013	Nine months ended December 31, 2012
	Millions of yen	Millions of yen
Net income	¥122,230	¥98,337
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Note 6)	89,561	36,186
Net unrealized holding gains (losses) on securities available for sale (Notes 5 and 6)	8,171	125
Pension liability adjustments (Note 6)	832	1,611
Net unrealized holding gains (losses) on derivative instruments (Notes 6 and 10)	361	(18)

Total	98,925	37,904

Comprehensive income (loss)	221,155	136,241
Less: Comprehensive income (loss) attributable to noncontrolling interests	10,378	9,442

Comprehensive income (loss) attributable to Komatsu Ltd.	¥210,777	¥126,799

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Three months ended December 31, 2013 and 2012

Consolidated Statements of Income

	Three months ended December 31, 2013		Three months ended December 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥464,393	100.0	¥419,729	100.0
Cost of sales (Note 10)	330,822	71.2	308,761	73.6
Selling, general and administrative expenses (Note 7)	78,955	17.0	71,179	17.0
Other operating income (expenses), net	2,070	0.4	(562)	(0.1)

Operating income	56,686	12.2	39,227	9.3

Other income (expenses), net
Interest and dividend income	774	0.2	941	0.2
Interest expense	(2,271)	(0.5)	(1,649)	(0.4)
Other, net (Notes 5, 10 and 12)	2,481	0.5	1,685	0.4

Total	984	0.2	977	0.2
Income before income taxes and equity in earnings of affiliated companies	57,670	12.4	40,204	9.6

Income taxes
Current	14,202		10,805
Deferred	5,212		2,737

Total	19,414	4.2	13,542	3.2

Income before equity in earnings of affiliated companies	38,256	8.2	26,662	6.4
Equity in earnings of affiliated companies	689	0.1	439	0.1

Net income	38,945	8.4	27,101	6.5

Less: Net income attributable to noncontrolling interests	2,418	0.5	2,117	0.5
Net income attributable to Komatsu Ltd.	¥36,527	7.9	¥24,984	6.0

	Yen
	Three months ended December 31, 2013		Three months ended December 31, 2012
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥38.32		¥26.23
Diluted	38.28		26.21
Cash dividends per share (Note 14)	29.00		24.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three months ended December 31, 2013	Three months ended December 31, 2012
	Millions of yen	Millions of yen
Net income	¥38,945	¥27,101
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Note 6)	66,293	80,008
Net unrealized holding gains (losses) on securities available for sale (Notes 5 and 6)	4,378	6,638
Pension liability adjustments (Note 6)	330	409
Net unrealized holding gains (losses) on derivative instruments (Notes 6 and 10)	(423)	(1,398)

Total	70,578	85,657

Comprehensive income (loss)	109,523	112,758
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,060	7,250

Comprehensive income (loss) attributable to Komatsu Ltd.	¥103,463	¥105,508

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2013							Millions of yen

	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
			Appropriated for legal reserve	Unappropriated
Balance at March 31, 2013	¥67,870	¥138,818	¥38,230	¥1,034,504	¥(43,440)	¥(42,788)	¥1,193,194	¥59,501	¥1,252,695

Cash dividends (Note 14)				(50,539)			(50,539)	(5,574)	(56,113)
Transfer to retained earnings appropriated for legal reserve			1,714	(1,714)			—		—
Other changes		(112)			21		(91)	(1,242)	(1,333)
Net income				115,337			115,337	6,893	122,230
Other comprehensive income(loss), for the period, net of tax (Note 6)					95,440		95,440	3,485	98,925
Issuance and exercise of stock acquisition rights (Note 7)		322					322		322
Purchase of treasury stock						(41)	(41)		(41)
Sales of treasury stock		342				618	960		960

Balance at December 31, 2013	¥67,870	¥139,370	¥39,944	¥1,097,588	¥52,021	¥(42,211)	¥1,354,582	¥63,063	¥1,417,645

Nine months ended December 31, 2012								Millions of yen

	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
			Appropriated for legal reserve	Unappropriated
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends (Note 14)				(42,877)			(42,877)	(5,689)	(48,566)
Transfer to retained earnings appropriated for legal reserve			268	(268)			—		—
Other changes							—	(47)	(47)
Net income				91,096			91,096	7,241	98,337
Other comprehensive income(loss), for the period, net of tax (Note 6)					35,703		35,703	2,201	37,904
Issuance and exercise of stock acquisition rights (Note 7)		499					499		499
Purchase of treasury stock						(26)	(26)		(26)
Sales of treasury stock				(54)		107	53		53

Balance at December 31, 2012	¥67,870	¥138,883	¥38,222	¥999,292	¥(106,686)	¥(43,437)	¥1,094,144	¥51,467	¥1,145,611

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2013 and 2012

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Operating activities
Net income	¥122,230	¥98,337
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	64,028	64,597
Deferred income taxes	6,588	1,219
Impairment loss and net loss (gain) from sale of investment securities	(1,605)	97
Net loss (gain) on sale of property	(4,329)	(435)
Loss on disposal of fixed assets	2,271	1,045
Pension and retirement benefits, net	1,645	569
Changes in assets and liabilities:
Decrease (increase) in trade receivables	61,729	59,788
Decrease (increase) in inventories	(36,017)	(16,669)
Increase (decrease) in trade payables	(1,570)	(71,360)
Increase (decrease) in income taxes payable	(8,579)	(7,225)
Other, net	(17,397)	(875)

Net cash provided by (used in) operating activities	188,994	129,088

Investing activities
Capital expenditures	(130,987)	(104,356)
Proceeds from sale of property	19,776	6,402
Proceeds from sale of available for sale investment securities	4,332	595
Purchases of available for sale investment securities	(35)	(11)
Acquisition of subsidiaries and equity investees, net of cash acquired	(4,539)	(5,752)
Collection of loan receivables	225	613
Disbursement of loan receivables	(16)	(50)
Decrease (increase) in time deposits, net	860	788

Net cash provided by (used in) investing activities	(110,384)	(101,771)

Financing activities
Proceeds from debt issued (Original maturities greater than three months) (Note 2)	153,316	286,620
Payment on debt (Original maturities greater than three months) (Note 2)	(167,531)	(268,534)
Short-term debt - net (Original maturities three months or less) (Note 2)	10,870	21,914
Repayments of capital lease obligations	(2,552)	(5,057)
Sale (purchase) of treasury stock, net	(26)	44
Dividends paid	(50,539)	(42,877)
Other, net	(6,068)	(7,002)

Net cash provided by (used in) financing activities	(62,530)	(14,892)

Effect of exchange rate change on cash and cash equivalents	1,190	(503)

Net increase (decrease) in cash and cash equivalents	17,270	11,922
Cash and cash equivalents, beginning of year	93,620	83,079

Cash and cash equivalents, end of period	¥110,890	¥95,001

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2013 and 2012

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with generally accepted accounting principles in the United States of America.

Summary of Significant Accounting Policies

(1) Adoption of new accounting standards

Komatsu adopted the Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, starting in the first quarter period of FY2013, ending March 31, 2014. This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. ASU 2013-02 being a disclosure regulation, such adoption did not have any impact on Komatsu’s financial position and results of operations. The disclosures required by ASU2013-02 are provided in Note 6. Other Comprehensive Income (Loss).

(2) Change in depreciation method

The Company and some of its consolidated subsidiaries which had adopted the declining balance method for depreciation of property, plant and equipment changed the depreciation method to the straight-line method beginning April 1, 2013.

Komatsu promotes continuous innovation of technologies by concentrating the production of high-value added and technologically important key components in Japan, and also undertakes integrated development and production under the Mother Plant system. As a general rule, Komatsu engages in local production in different parts of the world where there is sufficient market demand for its products. With respect to mainstay products, however, Komatsu has facilitated effective use of its global production capacities by cross sourcing finished products after producing them at its most cost-effective plants and exporting them in light of changes in market demand and foreign exchange rate. Komatsu is establishing its production efficiency, standardization of production and stable operation of production facilities through renewing its old factory buildings in Japan, reassessing logistics and reforming production process by technology innovation as well as cutting down electric power consumption to half at its plants in Japan. With respect to capital investment, Komatsu continues to invest in its production facilities for renovation at a constant level. In light of those activities, Komatsu expects stable production and facility utilization within its production capacity, and is able to receive economic benefits from those facilities at a constant rate throughout their durable periods.

As a result of reviewing its depreciation method, Komatsu concluded that the straight-line method would be an appropriate depreciation method to reflect its usage of property, plants and equipment and to allocate the costs in earnings.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the nine months ended December 31, 2013 decreased by ¥8,651 million. Net Income attributable to Komatsu Ltd. for the nine months ended December 31, 2013 increased by ¥5,355 million. Basic and Diluted net income attributable to Komatsu Ltd. per common share for the nine months ended December 31, 2013 increased by ¥5.62, and ¥5.61, respectively.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2013.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the nine months ended December 31, 2013 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Additional cash flow information:
Interest paid	¥7,168	¥6,824
Income taxes paid	60,280	48,693
Noncash investing and financing activities:
Capital lease obligations incurred	¥1,340	¥3,258

In the consolidated statements of cash flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis in the nine months ended December 31, 2012. Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less in the nine months ended December 31, 2013. The consolidated statements of cash flow for the nine months ended December 31, 2012 have been re-presented to be consistent with the December 31, 2013 presentation. This change does not have any impact on the reported total cash flow from financing activities.

3. Allowance for Doubtful Receivables

At December 31, 2013 and at March 31, 2013, allowances for doubtful receivables deducted from Trade notes and accounts receivable, net and Long-term trade receivables, net are ¥18,723 million and ¥17,994 million, respectively.

4. Inventories

At December 31, 2013 and at March 31, 2013, inventories comprised the following:

	Millions of yen
	December 31, 2013	March 31, 2013
Finished products, including finished parts held for sale	¥520,137	¥437,729
Work in process	148,740	141,166
Materials and supplies	59,340	54,752

Total	¥728,217	¥633,647

5. Investment Securities

Investment securities at December 31, 2013 and at March 31, 2013, primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at December 31, 2013 and at March 31, 2013, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At December 31, 2013
Investment securities:
Marketable equity securities available for sale	¥15,667	¥45,621	¥1	¥61,287
Other investment securities at cost	8,285

	¥23,952

At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥17,915	¥33,047	¥8	¥50,954
Other investment securities at cost	8,325

	¥26,240

Other investment securities primarily include non-marketable equity securities.

Proceeds from the sales of investment securities available for sale during the nine months ended December 31, 2013 and 2012, amounted to ¥4,332 million and ¥595 million, respectively.

Impairment loss and net gain (loss) from sale of investment securities available for sale during the nine months ended December 31, 2013 and 2012, amounted to gains of ¥1,605 million and losses of ¥97 million, respectively. Impairment loss and net gain (loss) from sale of investment securities available for sale during the three months ended December 31, 2013 and 2012, amounted to gains of ¥107 million and losses of ¥16 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average-cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2013 and at March 31, 2013, are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At December 31, 2013
Investment securities:
Marketable equity securities available for sale	¥28	¥1	¥—	¥—	¥28	¥1
At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥190	¥8	¥—	¥—	¥190	¥8

Komatsu judged the decline in fair value of investment securities at December 31, 2013 and at March 31, 2013, to be temporary, by considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

6. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended December 31, 2013 and the three months ended December 31, 2013 are as follows:

	Millions of yen
	Nine months ended December 31, 2013
	Foreign currency translation adjustments	Net unrealized holding gains (losses) on securities available for sale	Pension liability adjustments	Net unrealized holding gains (losses) on derivative instruments	Total
Balance, beginning of year	¥(38,833)	¥21,519	¥(24,835)	¥(1,291)	¥(43,440)
Other comprehensive income (loss) before reclassifications	91,851	9,079	(185)	(6,729)	94,016
Amounts reclassified from accumulated other comprehensive income (loss)	(2,290)	(908)	1,017	7,090	4,909

Net current-period other comprehensive income (loss)	89,561	8,171	832	361	98,925
Less: Other comprehensive income (loss) attributable to noncotrolling interests	3,404	—	(5)	86	3,485

Other comprehensive income (loss) attributable to Komatsu Ltd.	86,157	8,171	837	275	95,440
Equity transactions with noncontrolling interests	21	—	—	—	21

Balance, end of period	¥47,345	¥29,690	¥(23,998)	¥(1,016)	¥52,021

All amounts are net of tax.

	Millions of yen
	Three months ended December 31, 2013
	Foreign currency translation adjustments	Net unrealized holding gains (losses) on securities available for sale	Pension liability adjustments	Net unrealized holding gains (losses) on derivative instruments	Total
Balance, beginning of period	¥(15,359)	¥25,312	¥(24,330)	¥(538)	¥(14,915)
Other comprehensive income (loss) before reclassifications	66,293	4,378	47	(3,696)	67,022
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	283	3,273	3,556

Net current-period other comprehensive income (loss)	66,293	4,378	330	(423)	70,578
Less: Other comprehensive income (loss) attributable to noncotrolling interests	3,589	—	(2)	55	3,642

Other comprehensive income (loss) attributable to Komatsu Ltd.	62,704	4,378	332	(478)	66,936
Equity transactions with noncontrolling interests	—	—	—	—	—

Balance, end of period	¥47,345	¥29,690	¥(23,998)	¥(1,016)	¥52,021

All amounts are net of tax.

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended December 31, 2013 and the three months ended December 31, 2013 are as follows:

Millions of yen
	Nine months ended December 31, 2013	Affected line items in consolidated statements of income

Foreign currency translation adjustments
Liquidation	¥2,290	Other income (expenses), net: Other, net

	2,290	Total before tax
	—	Income taxes

	2,290	Net of tax

Net unrealized holding gains (losses) on securities available for sale
Gain from sale	1,498	Other income (expenses), net: Other, net

	1,498	Total before tax
	(590)	Income taxes

	908	Net of tax

Pension liability adjustments
Amortization of actuarial loss and prior service cost	(1,838)	*1

	(1,838)	Total before tax
	821	Income taxes

	(1,017)	Net of tax

Net unrealized holding gains (losses) on derivative instruments
Forwards contracts	(11,454)	Other income (expenses), net: Other, net

	(11,454)	Total before tax
	4,364	Income taxes

	(7,090)	Net of tax

Total reclassifications for the period	¥(4,909)	Net of tax

*1 This amount is included in the computation of net periodic pension cost.

Millions of yen
	Three months ended December 31, 2013	Affected line items in consolidated statements of income
Pension liability adjustments
Amortization of actuarial loss and prior service cost	¥(674)	*1

	(674)	Total before tax
	391	Income taxes

	(283)	Net of tax

Net unrealized holding gains (losses) on derivative instruments
Forwards contracts	(5,288)	Other income (expenses), net: Other, net

	(5,288)	Total before tax
	2,015	Income taxes

	(3,273)	Net of tax

Total reclassifications for the period	¥(3,556)	Net of tax

*1	This amount is included in the computation of net periodic pension cost.

Tax effects allocated to each component of other comprehensive income (loss) for the nine months ended December 31, 2013 and the three months ended December 31, 2013 are as follows:

	Millions of yen
	Nine months ended December 31, 2013
	Before tax amount	Tax (expense) or benefit	Net of tax amount
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	¥92,003	¥(152)	¥91,851
Less: Reclassification adjustment for gains included in net income	(2,290)	—	(2,290)

Net foreign currency translation adjustments	89,713	(152)	89,561
Net unrealized holding gains (losses) on securities available for sale
Unrealized holding gains arising during period	14,067	(4,988)	9,079
Less: Reclassification adjustment for gains included in net income	(1,498)	590	(908)

Net unrealized gains	12,569	(4,398)	8,171
Pension liability adjustments
Pension liability adjustments arising during period	(283)	98	(185)
Less: Reclassification adjustment for losses included in net income	1,838	(821)	1,017

Net pension liability adjustments	1,555	(723)	832
Net unrealized holding gains (losses) on derivative instruments
Changes in fair value of derivatives	(10,911)	4,182	(6,729)
Net losses reclassified into earnings	11,454	(4,364)	7,090

Net unrealized gains	543	(182)	361

Other comprehensive income (loss)	¥104,380	¥(5,455)	¥98,925

	Millions of yen
	Three months ended December 31, 2013
	Before tax amount	Tax (expense) or benefit	Net of tax amount
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	¥66,398	¥(105)	¥66,293
Less: Reclassification adjustment for gains included in net income	—	—	—

Net foreign currency translation adjustments	66,398	(105)	66,293
Net unrealized holding gains (losses) on securities available for sale
Unrealized holding gains arising during period	6,685	(2,307)	4,378
Less: Reclassification adjustment for gains included in net income	—	—	—

Net unrealized gains	6,685	(2,307)	4,378
Pension liability adjustments
Pension liability adjustments arising during period	49	(2)	47
Less: Reclassification adjustment for losses included in net income	674	(391)	283

Net pension liability adjustments	723	(393)	330
Net unrealized holding gains (losses) on derivative instruments
Changes in fair value of derivatives	(5,997)	2,301	(3,696)
Net losses reclassified into earnings	5,288	(2,015)	3,273

Net unrealized losses	(709)	286	(423)

Other comprehensive income (loss)	¥73,097	¥(2,519)	¥70,578

7. Share-Based Compensation

The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.

The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010

The right to purchase the Company’s shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010

The right to purchase the Company’s shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 12, 2012, the Company issued 843 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 20, 2012 and the Board of Directors on July 12, 2012, the Company also issued 2,555 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2013. The options vest 100% on each of the grant dates and are exercisable from August 1, 2015.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 17, 2013, the Company issued 561 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 19, 2013 and the Board of Directors on July 17, 2013, the Company also issued 2,358 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2014. The options vest 100% on each of the grant dates and are exercisable from August 1, 2016.

The number of shares subject to one share acquisition rights is 100 shares.

The Company recognizes compensation expense using the fair value method. Compensation expenses during the nine months ended December 31, 2013 and 2012 were ¥564 million and ¥500 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses during the three months ended December 31, 2013 and 2012 were ¥338 million and ¥300 million, respectively, and were recorded in selling, general and administrative expenses.

The Company transfers treasury stock without issuance of new stock when the share acquisition rights are exercised.

8. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Net income attributable to Komatsu Ltd.	¥115,337	¥91,096

	Number of shares
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Weighted average common shares outstanding, less treasury stock	953,113,777	952,321,093
Dilutive effect of:
Stock options	1,030,276	843,019

Weighted average diluted common shares outstanding	954,144,053	953,164,112

	Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Net income attributable to Komatsu Ltd. per share:
Basic	¥121.01	¥95.66
Diluted	¥120.88	¥95.57

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2012
Net income attributable to Komatsu Ltd.	¥36,527	¥24,984

	Number of shares
	Three months ended December 31, 2013	Three months ended December 31, 2012
Weighted average common shares outstanding, less treasury stock	953,193,946	952,324,598
Dilutive effect of:
Stock options	1,102,548	958,077

Weighted average diluted common shares outstanding	954,296,494	953,282,675

	Yen
	Three months ended December 31, 2013	Three months ended December 31, 2012
Net income attributable to Komatsu Ltd. per share:
Basic	¥38.32	¥26.23
Diluted	¥38.28	¥26.21

9. Contingent Liabilities

At December 31, 2013 and at March 31, 2013, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥314 million and ¥406 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees of loans relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥78,879 million and ¥94,776 million at December 31, 2013 and at March 31, 2013, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at December 31, 2013 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties and the guarantees for them are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

10. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at December 31, 2013 and at March 31, 2013 are as follows:

	Millions of yen
	December 31, 2013	March 31, 2013
Forwards:
Sale of foreign currencies	¥116,321	¥130,060
Purchase of foreign currencies	48,048	39,904
Interest rate swaps, cross-currency swaps and interest rate cap agreements	91,305	103,182

Fair value of derivative instruments at December 31, 2013 and at March 31, 2013 on the consolidated balance sheets are as follows (Notes 11 and 12):

	Millions of yen
	December 31, 2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥—	Deferred income taxes and other current liabilities	¥2,281
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	7,590
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	15	Deferred income taxes and other current liabilities	677

Total		¥15		¥10,548

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥938	Deferred income taxes and other current liabilities	¥2,717
	Deferred income taxes and other assets	1	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	312	Deferred income taxes and other current liabilities	791
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	284

Total		¥1,251		¥3,792

Total Derivative Instruments		¥1,266		¥14,340

	Millions of yen
	March 31, 2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥43	Deferred income taxes and other current liabilities	¥2,479
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	3,905
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	42	Deferred income taxes and other current liabilities	1,063

Total		¥85		¥7,447

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥463	Deferred income taxes and other current liabilities	¥3,628
	Deferred income taxes and other assets	1	Deferred income taxes and other liabilities	11
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	2	Deferred income taxes and other current liabilities	791
	Deferred income taxes and other assets	288	Deferred income taxes and other liabilities	272

Total		¥754		¥4,702

Total Derivative Instruments		¥839		¥12,149

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the nine months ended December 31, 2013 and 2012 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Nine months ended December 31, 2013
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(11,218)	Other income (expenses), net: Other, net	¥(11,454)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	307	—	—	—	—

Total	¥(10,911)		¥(11,454)		¥—

	Millions of yen
	Nine months ended December 31, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(2,317)	Other income (expenses), net: Other, net	¥(2,923)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(558)	—	—	—	—

Total	¥(2,875)		¥(2,923)		¥—

OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Nine months ended December 31, 2013
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,780)
Option contracts	Other income (expenses), net: Other, net	(0)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	172
	Other income (expenses), net: Other, net	170

Total		¥(1,438)

	Millions of yen
	Nine months ended December 31, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(2,748)
Option contracts	Other income (expenses), net: Other, net	(4)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(55)
	Other income (expenses), net: Other, net	(921)

Total		¥(3,728)

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the three months ended December 31, 2013 and 2012 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended December 31, 2013
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(6,194)	Other income (expenses), net: Other, net	¥(5,288)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	197	—	—	—	—

Total	¥(5,997)		¥(5,288)		¥—

	Millions of yen
	Three months ended December 31, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(8,065)	Other income (expenses), net: Other, net	¥(5,657)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(363)	—	—	—	—

Total	¥(8,428)		¥(5,657)		¥—

OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended December 31, 2013
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,755)
Option contracts	Other income (expenses), net: Other, net	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	50
	Other income (expenses), net: Other, net	48

Total		¥(1,657)

	Millions of yen
	Three months ended December 31, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(3,193)
Option contracts	Other income (expenses), net: Other, net	(3)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(34)
	Other income (expenses), net: Other, net	(313)

Total		¥(3,543)

11. Fair Values of Financial Instruments

(1) Cash and cash equivalents, Time deposits, Trade notes and accounts receivable, Other current assets, Short-term debt, Trade notes, bills and accounts payables, and Other current liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment securities, marketable equity securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Long-term trade receivables

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Long-term debt, including current portion (Note 12)

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5) Derivatives (Notes 10 and 12)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at December 31, 2013 and at March 31, 2013, are summarized as follows:

	Millions of yen
	December 31, 2013		March 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	¥110,890	¥110,890	¥93,620	¥93,620
Time deposits	132	132	217	217
Trade notes and accounts receivable, net	591,975	591,975	606,904	606,904
Long-term trade receivables, net	251,320	251,320	235,825	235,825
Investment securities, marketable equity securities	61,287	61,287	50,954	50,954
Short-term debt	254,988	254,988	205,156	205,156
Trade notes, bills and accounts payable	234,886	234,886	226,275	226,275
Long-term debt, including current portion	449,669	440,489	474,607	469,444
Derivatives:
Forwards contracts
Assets	939	939	507	507
Liabilities	12,588	12,588	10,023	10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	327	327	332	332
Liabilities	1,752	1,752	2,126	2,126

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

12. Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 –	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and at March 31, 2013 are as follows:

	Millions of yen
At December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥31,953	¥—	¥—	¥31,953
Financial service industry	24,769	—	—	24,769
Other	4,565	—	—	4,565
Derivatives
Forward contracts	—	939	—	939
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	327	—	327

Total	¥61,287	¥1,266	¥—	¥62,553

Liabilities
Derivatives
Forward contracts	¥—	¥12,588	¥—	¥12,588
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,752	—	1,752
Other	—	116,667	553	117,220

Total	¥—	¥131,007	¥553	¥131,560

	Millions of yen
At March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥28,061	¥—	¥—	¥28,061
Financial service industry	19,299	—	—	19,299
Other	3,594	—	—	3,594
Derivatives
Forward contracts	—	507	—	507
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	332	—	332

Total	¥50,954	¥839	¥—	¥51,793

Liabilities
Derivatives
Forward contracts	¥—	¥10,023	¥—	¥10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,126	—	2,126
Other	—	76,239	639	76,878

Total	¥—	¥88,388	¥639	¥89,027

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 10 and 11)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the nine months ended December 31, 2013 and 2012

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Balance, beginning of year	¥(639)	¥(752)
Total gains or losses (realized / unrealized)	86	158
Included in earnings	153	183
Included in other comprehensive income (loss)	(67)	(25)

Balance, end of period	¥(553)	¥(594)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the nine months ended December 31, 2013 and 2012 related to liabilities still held at December 31, 2013 and 2012 were gains of ¥153 million and gains of ¥183 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended December 31, 2013 and 2012

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2012
Balance, beginning of period	¥(572)	¥(572)
Total gains or losses (realized / unrealized)	19	(22)
Included in earnings	61	40
Included in other comprehensive income (loss)	(42)	(62)

Balance, end of period	¥(553)	¥(594)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the three months ended December 31, 2013 and 2012 related to liabilities still held at December 31, 2013 and 2012 were gains of ¥61 million and gains of ¥40 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During nine months ended December 31, 2013 and 2012 assets and liabilities that were measured at fair value on a non-recurring basis were not material.

13. Committed Credit lines

Certain consolidated subsidiaries have entered into contract with certain financial institutions for committed credit lines. These total amounts of committed credit lines at December 31, 2013 and at March 31, 2013 were ¥39,985 million and ¥49,997 million, respectively. These total amounts of unused committed credit lines available for full and immediate borrowings at December 31, 2013 and at March 31, 2013 were ¥16,345 million and ¥14,738 million, respectively.

14. Dividends

Nine months ended December 31, 2013

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 19, 2013	Common stock	22,879	Retained earnings	24	March 31, 2013	June 20, 2013
Board of Directors held on October 28, 2013	Common stock	27,658	Retained earnings	29	September 30, 2013	November 29, 2013

Nine months ended December 31, 2012

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 20, 2012	Common stock	20,008	Retained earnings	21	March 31, 2012	June 21, 2012
Board of Directors held on October 30, 2012	Common stock	22,868	Retained earnings	24	September 30, 2012	November 30, 2012

The amount is rounded down to nearest million yen.

15. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment, and 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the quarterly consolidated financial statements.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥1,248,856	¥1,205,655
Intersegment	1,939	1,959

Total	1,250,795	1,207,614
Industrial Machinery and Others—
External customers	140,658	144,923
Intersegment	4,245	5,703

Total	144,903	150,626
Elimination	(6,184)	(7,662)

Consolidated	¥1,389,514	¥1,350,578

Segment profit:
Construction, Mining and Utility Equipment	¥164,124	¥148,381
Industrial Machinery and Others	1,122	3,824

Total segment profit	165,246	152,205
Corporate expenses and elimination	(1,537)	(1,136)

Total	163,709	151,069
Other operating income (expenses), net	1,923	(578)
Operating income	165,632	150,491
Interest and dividend income	3,060	3,209
Interest expense	(6,634)	(6,155)
Other, net	8,073	(1,957)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥170,131	¥145,588

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2012
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥420,081	¥367,987
Intersegment	643	477

Total	420,724	368,464
Industrial Machinery and Others—
External customers	44,312	51,742
Intersegment	992	1,685

Total	45,304	53,427
Elimination	(1,635)	(2,162)

Consolidated	¥464,393	¥419,729

Segment profit:
Construction, Mining and Utility Equipment	¥58,331	¥38,800
Industrial Machinery and Others	(3,686)	523

Total segment profit	54,645	39,323
Corporate expenses and elimination	(29)	466

Total	54,616	39,789
Other operating income (expenses), net	2,070	(562)
Operating income	56,686	39,227
Interest and dividend income	774	941
Interest expense	(2,271)	(1,649)
Other, net	2,481	1,685

Consolidated income before income taxes and equity in earnings of affiliated companies	¥57,670	¥40,204

Business categories and principal products and services included in each operating segment are as follows:

a. Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b. Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales determined by customer location for the nine months ended December 31, 2013 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Japan	¥310,145	¥271,095
The Americas	408,234	393,258
Europe and CIS	143,417	149,208
China	130,703	109,331
Asia (excluding Japan and China) and Oceania	283,272	338,221
Middle East and Africa	113,743	89,465

Consolidated net sales	¥1,389,514	¥1,350,578

Net sales determined by customer location for the three months ended December 31, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2012
Japan	¥116,537	¥92,179
The Americas	135,376	124,821
Europe and CIS	47,238	49,636
China	42,981	34,000
Asia (excluding Japan and China) and Oceania	84,994	91,447
Middle East and Africa	37,267	27,646

Consolidated net sales	¥464,393	¥419,729

Net sales determined by geographic origin for the nine months ended December 31, 2013 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Japan	¥460,600	¥445,435
U.S.A.	383,967	377,196
Europe and CIS	153,994	147,681
China	113,777	84,668
Others	277,176	295,598

Consolidated net sales	¥1,389,514	¥1,350,578

Net sales determined by geographic origin for the three months ended December 31, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2012
Japan	¥164,901	¥144,317
U.S.A.	130,698	118,217
Europe and CIS	46,850	50,118
China	37,552	22,938
Others	84,392	84,139

Consolidated net sales	¥464,393	¥419,729

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the nine months and three months ended December 31, 2013 and 2012.

16. Subsequent Event

There was no significant subsequent event to be disclosed.